800 Gessner, Suite 200
Houston, Texas 77024

February 14, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Duma Energy Corp.
            Form 10-K for the Fiscal Year ended July 31, 2012
            Filed November 13, 2012
            Form 10-Q for the Fiscal Quarter ended October 31, 2012
            Filed December 24, 2012
            File No. 000-53313

        This response is submitted under the Closing Comments of your letter to Duma Energy Corp. (the "Company") dated January 16, 2013, which required that the Company provide a written statement acknowledging certain items set forth in your letter.

        Accordingly, the Company hereby acknowledges as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DUMA ENERGY CORP.

By: /s/ Sarah Berel-Harrop
Sarah Berel-Harrop
Secretary, Treasurer and Chief Financial Officer